Ryca International, Inc.



ANNUAL REPORT

8300 McConnell Ave.

Los Angeles, CA 90045

0

www.encompassbrush.com

This Annual Report is dated December 16, 2021.

BUSINESS

Ryca International, Inc. is a dental innovation company with a team of best-in-class engineering, dental, manufacturing, regulatory, design and business experts dedicated to improving lives through effortless and effective oral care products. Addressing the global oral disease epidemic and the fact that 9 out 10 people don't brush correctly, our flagship product, Encompass, a revolutionary half-mouth toothbrush, prevents user error while providing a flawless cleaning in just 20 seconds. Leading our engineering efforts is Gerald Brewer, the former Director of Engineering for Sonicare, Ultreo, and Clarisonic. We have formed partnerships with world-class engineering and manufacturing firms and have a substantial patentable IP portfolio; both for Encompass and our ensuing products.

Previous Offerings

Between 2020 and 2019, we completed an offering of convertible notes pursuant to Regulation Crowdfunding under the Securities Act. The offering closed in July 2020 and we issued a total of $1,070,000 of convertible notes. The notes bear interest at the rate of 5% simple interest per annum, payable at the maturity date of April 30, 2023, unless converted into shares of our Common Stock prior to that date.

Type of security sold: Convertible Note
Final amount sold: $175,000.00
Use of proceeds: Develop initial prototype.
Date: May 04, 2009
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

RYCA International, Inc. incurred $38,373 and $375,759 in unearned revenue in Fiscal Years ending December 31, 2020 and December 31, 2019 respectively, relating to a 2019 crowdfund project that is anticipated to ship in Q1 of 2022.

The operations of RYCA International to date have been building proof of concept models and beginning preproduction marketing.

The Company's engineering expenses consists of, among other things, design and development of the Encompass toothbrush, and general operating expenses. The Company incurred research and development costs during the process of developing and designing its proof of concept models and its working prototype. Research and development costs consist primarily of outside services. The Company expenses these costs as incurred until the resulting product has been completed, tested and made ready for commercial use.

Increases in engineering and general administrative reflect the increase in activities preparing to launch the pilot phase when funding is secured.

Historical results and cash flows:

Historically, the Company invested primarily in research and development efforts, producing proof of concept prototypes, preproduction marketing and securing key manufacturing partners. The Company therefore believes that prior earnings and cash flows are not indicative of future earnings and cash flows.

The Company incurred $606,020 and $250,494 in operating expenses in the fiscal years ending December 31, 2020 and December 31, 2019, respectively. In Fiscal Year ending December 31, 2020, our expenses consisted of $49,101 in advertising and marketing expenses, $309,812 in Engineering costs, and $247,107 in general and administrative expenses. In Fiscal Year ending December 31, 2029, our expenses consisted of $208,756 in advertising and marketing expenses, $15,000 in Engineering costs, and $26,738 in general and administrative expenses. We recorded net losses of $606,020 and $250,494 in fiscal years ending December 31, 2020 and December 31, 2019, respectively.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $413,177.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

On January 22, 2020, the Company repaid $90,000 to Cary Schwartz. The balance owing to Mr. Schwartz of $3,544 was subsequently added to Capital Contribution. The Company repaid the loans from Neill Sullivan and Michael Nelson in full on March 9, 2020 and April 17, 2020, respectively. Bruce Petrie and Barbara Griffin's loans were repaid in full on April 20, 2020 and April 27, 2020, respectively.

In April 2020, the Company reached an agreement with each of the Convertible Note holders listed below to convert their respective convertible notes into SAFE agreements. If there is an equity financing before the termination of the SAFEs, the SAFEs will automatically convert into the number of shares of SAFE preferred stock equal to the SAFE's purchase amount and providing for a 50% discount price.

These SAFEs will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with these SAFEs) immediately following the earliest to occur of: (i) the issuance of capital stock to the investor pursuant to the automatic conversion of the SAFE under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c) of the SAFE agreement.

SAFE agreement holders:

Gigi and Scott Dixon
Purchase Amount: $114,491

McAfee Engineering Profit Sharing Fund
Purchase Amount: 57,245

Jerry Borrison
Purchase Amount: 14,311

Michael Pulwer
Purchase Amount: 14,309

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Ryan Schwartz
Ryan Schwartz's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO and Board Member
Dates of Service: March 22, 2007 - Present
Responsibilities: Oversight and leadership of Company. We aren't taking a salary at this time.

Other business experience in the past three years:
Employer: Trustfall Films
Title: Co-Founder/President
Dates of Service: January 01, 2012 - Present

Responsibilities: Filmmaker
Other business experience in the past three years:
Employer: New York Film Academy
Title: Directing Teacher
Dates of Service: July 01, 2007 - Present
Responsibilities: Directing/Producing Teacher for M.F.A., B.F.A. and High School Students

Name: Cary Schwartz
Cary Schwartz's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: BOD Secretary
Dates of Service: March 22, 2007 - Present
Responsibilities: Maintaining corporate records. We aren't taking a salary at this time.

Position: Dental Advisory Board Member
Dates of Service: March 22, 2007 - Present
Responsibilities: Advise company on oral care best practices, including best brushing techniques.

Name: Scott Ryder
Scott Ryder's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CFO
Dates of Service: October 12, 2019 - Present
Responsibilities: managing the company's finances, including financial planning, management of financial risks, record-keeping, and financial reporting. We aren't taking a salary at this time.

Other business experience in the past three years:
Employer: Casa de Amparo
Title: CFO
Dates of Service: March 16, 2019 - Present

Responsibilities: managing the company's finances, including financial planning, management of financial risks, record-keeping, and financial reporting

Other business experience in the past three years:
Employer: Motivating the Masses, Inc.
Title: CFO
Dates of Service: September 11, 2015 - February 28, 2019
Responsibilities: managing the company's finances, including financial planning, management of financial risks, record-keeping, Investor Relations, and financial reporting

Name: Summer Harriff, Ph.D.
Summer Harriff, Ph.D.'s current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: COO
Dates of Service: February 01, 2008 - Present
Responsibilities: Responsible for translating business priorities into operational tactics to achieve corporate strategic goals. We aren't taking a salary at this time.

Other business experience in the past three years:

Employer: SmartBio, Inc.
Title: VP, Regulatory & Quality Systems
Dates of Service: December 01, 2017 - June 30, 2019
Responsibilities: Lead and develop regulatory strategies and plans.
Other business experience in the past three years:

Employer: Regulatory Affairs Certified Advisors, LLC
Title: Executive Advisors
Dates of Service: February 01, 2014 - June 30, 2019
Responsibilities: TBD

Other business experience in the past three years:

Employer: Trusted-HIT
Title: Professional Services Consultant
Dates of Service: January 01, 2016 - July 31, 2018
Responsibilities: Consultant

Name: Gerald Brewer
Gerald Brewer's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Technical Officer
Dates of Service: January 01, 2010 - Present
Responsibilities: Wide variety of start-up responsibilities including developing proof of concept models. We aren't taking a salary at this time.

Other business experience in the past three years:

Employer: L'Oreal Beauty Devices - Clarisonic
Title: Director of Regulatory Compliance and Applicator Engineering
Dates of Service: January 01, 1970 - January 31, 2017
Responsibilities: Research and Innovation of beauty devices and applicators

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Ryan Schwartz
Amount and nature of Beneficial ownership: 2,089,131
Percent of class: 32

Title of class: Common Stock
Stockholder Name: Cary Schwartz
Amount and nature of Beneficial ownership: 1,436,275
Percent of class: 22

RELATED PARTY TRANSACTIONS

Name of Entity: Cary Schwartz
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: From 2009 to 2019, Cary Schwartz lent $93,544 to the Company, of which, $90,000 has been repaid. The balance owing to Mr. Schwartz of $3,544 was subsequently added to Capital Contribution.

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share. As of December 31, 2020, 6,541,271 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Each share of outstanding common stock is entitled to one vote for the election of directors and other matters upon which the stockholders of the Company are entitled to vote. These shares have no anti-dilution, put or call rights.

In April 2020, we commenced an offering of convertible notes pursuant to Regulation

Crowdfunding under the Securities Act. The offering closed in July 2020 and we issued a total of $1,070,000 of Convertible Notes. The notes bear interest at the rate of 5% simple interest per annum, payable at the maturity date of April 30, 2023. The Convertible Notes differ from the common stock as follows: Owners of the common stock have the right to vote, while owners of Convertible Notes do not. In the event we sell shares of stock to investors in one or more transactions resulting in gross proceeds of $1,500,000 (a "qualified offering"), the convertible notes will convert into shares of our non-voting Common Stock at a per share conversion price equal to the lesser of: (1) 80% of the price paid by investors in the qualified offering, and (2) the quotient of $8,000,000 divided by the aggregate number of our fully diluted outstanding common shares as of immediately prior to the initial closing of the qualified offering. The Convertible Notes do not have anti-dilution, put or call rights. Other securities issued by the Company could affect the Convertible Notes, as follows: The Company could issue securities in the future that have a preferred right to payment, i.e., the owners of those securities would have the right to be paid before the owners of the Convertible Notes. The Company could issue securities in the future that have a higher discount rate for converting into equity securities, or a lower maximum value for the Company. If your Convertible Note is converted into equity securities, you could find yourself "diluted" by a later issue of securities, as described in the Risks of Investing section.

SAFE (Simple Agreement for Future Equity) issued April 2020. Amount outstanding as of December 31, 2020, was 200,356. Owners of SAFEs have no voting rights. If the Company raises capital through the sale of common stock at a fixed valuation, then each outstanding SAFE will convert automatically into shares of SAFE preferred stock. The number of shares of preferred stock will depend on the implied valuation of the entire Company. The number of shares of preferred stock will be calculated at the same price paid by the new investors, minus a 50% discount.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Security purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the dental device industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering unsecured convertible promissory notes (the "Securities" or "Notes") in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of product, providing oral care products. Our revenues are therefore dependent upon the market for oral care.

We may never have an operational product or service

It is possible that there may never be an operational Encompass toothbrush or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the development stage and have not yet manufactured a final working prototype for our Encompass toothbrush. Delays or cost overruns in the development of our Encompass toothbrush and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Note(s) that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that we will develop a working electric toothbrush, and that with an increased advertising and marketing budget our product will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Ryca International, Inc. was formed on March 22, 2007. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market.

We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Ryca International, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the Encompass toothbrush is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company has one 21 claim utility patent, and owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

This is a new and unproven product.

The Encompass toothbrush is a completely new product that we're introducing into a crowded field of electric toothbrushes. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is entirely possible that no company will be able to create a half-mouth or full-mouth product that generates significant sales, rendering our intellectual property worthless.

Our new product could fail to achieve the sales traction we expect

Our growth projections are based on an assumption that we will be to successfully launch our product and that it will be able to gain traction in the marketplace at a similar rate to previously launched electric toothbrushes by our competitors. It is possible that the Encompass toothbrush will fail to gain market acceptance for any number of reasons. If the product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Our auditor has issued a "going concern" opinion

Our financial reviewer issued a "going concern" opinion on our financial statements, which means that the reviewer is not sure if we will be able to succeed as a business. To date, we have not generated revenues from our principal operations and have sustained losses since inception. Because losses will continue until such time that we can complete a working Encompass toothbrush and begin selling them, and because we have no committed source of financing, we rely on financing to support our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements were issued. Throughout 2020, we intend to fund our operations through the sale of our securities to third parties and related parties. If we cannot raise additional capital, we may consume all the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, it could harm our business, financial condition, and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Our future products could have a latent design flaw or manufacturing defect.

Although we have done extensive testing on our product and intend to conduct more testing, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption at our key manufacturer or with anyone of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

$23,544 of our indebtedness is due upon demand by the lenders.

If the lenders demand repayment of borrowings, we may not have sufficient assets to repay them and we could experience a material adverse effect on our financial condition and results of operations.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on December 16, 2021.

Ryca International, Inc.

By /s/ *Scott Ryder*

   Name: Scott Ryder

   Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

RYCA International, Inc.
BALANCE SHEET
As of December 31, 2020 and 2019
(Unaudited)

	2020		2019
ASSETS			
Current Assets			
Cash and cash equivalents	$ 413,177	$	250,325
Total current assets	413,177		250,325
Total Assets	413,177		250,325
LIABILITIES AND OWNERS' EQUITY			
Current Liabilities			
Accounts payable	12,132		2,460
Unearned revenue	414,132		375,759
Total Current Liabilities	426,264		378,219
Investor notes payable	1,056,376		301,044
Accrued interest payable	-		25,355
Total Liabilities	1,482,640		704,618
OWNERS' EQUITY			
Common Stock	5,006		5,006
Owner's Contribution	144,868		141,324
Retained Earnings	(1,219,337)		(600,623)
Total Owners' Equity	(1,069,463)		(454,293)
Total Liabilities and Owners' Equity	$ 413,177	$	250,325

RYCA International, Inc.
Statement of Operations
For Years Ending December 31, 2020 and 2019
(Unaudited)

	2020	2019
Revenues	$ -	$ -
Operating Expenses		
General and Administrative	247,107	26,738
Sales and marketing	49,101	208,756
Engineering	309,812	15,000
Total Operating Expenses	606,020	250,494
Net Operating Income	(606,020)	(250,494)
Interest Expense	-	-
Net Income (Loss)	$ (606,020)	$ (250,494)

RYCA International, Inc.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
(Unaudited)

	2020	2019
Operating Activities		
Net Income (loss)	(606,020)	(250,494)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
Increase (Decrease) in unearned revenue	38,373	375,759
Increase (Decrease) in accounts payable	(2,662)	2,460
Net cash used in operating activities	(570,309)	127,725
Investing Activities		
None	-	-
Net cash used in operating activities	-	-
Financing Activities		
Proceeds from loan issuance	729,617	97,500
Proceeds from capital contributed	3,544	25,100
Net change in cash from financing activities	733,161	122,600
Net change in cash and cash equivalents	162,852	250,325
Cash and cash equivalents at beginning of period	250,325	-
Cash and cash equivalents at end of period	$ 413,177	$ 250,325

CERTIFICATION

I, Scott Ryder, Principal Executive Officer of Ryca International, Inc., hereby certify that the financial statements of Ryca International, Inc. included in this Report are true and complete in all material respects.

Scott Ryder

Principal Executive Officer